Exhibit 99.(a)(1)(C)

SUBJECT: STOCK OPTION REPURCHASE PROGRAM

Dear NVIDIA Employee:

Earlier today, NVIDIA announced a stock option repurchase program. The program will allow you to sell your vested and unvested outstanding options with exercise prices equal to or greater than $17.50 per share to NVIDIA. The amount that we are offering to pay for the repurchase of each option is:

•	$3.00 for options with exercise prices between $17.50 and $27.99 per share; and
•	$2.00 for options with exercise prices of $28.00 per share or higher.

The program commenced on February 11, 2009 and is scheduled to end at 12:00 midnight PST, on March 11, 2009 (unless otherwise extended) and is subject to numerous terms and conditions, which are contained in the Schedule TO filed with the Securities and Exchange Commission on February 11, 2009. An overview of the program and other materials can also be found on the Offer Website https://nvidia.equitybenefits.com/ and the Stock Administration intranet site (NVINFO->Finance->Stock Administration). We encourage you to review the Schedule TO, including its exhibits and other offering materials before deciding to participate in the program.

To participate in the program, login to the Offer Website https://nvidia.equitybenefits.com/ and follow the instructions to indicate which options you wish to tender. Your login information will be as follows:

Login: Employee ID (with no leading zeros)

Password: “NV” followed by your Birthday Month (MM) and Birthday Year (YYYY)

for example, if you were born in April 1975, your password would be NV041975

You will be required to change your password as soon as you log on and before you can access secure data.

You will be able to view the following data for your Eligible Options:

•	Grant ID
•	Grant Date
•	Grant / Exercise Price
•	Grant Expiration Date
•	Total Shares Outstanding under the Eligible Option
•	Total Tender Offer Value for each Eligible Option grant

Choose “yes” for each grant you would like to sell and “no” for each grant you would like to keep. Proceed until you reach the final confirmation screen. You will receive an email confirmation of your election. If you choose “yes”, you will sell all unexercised options under that grant. If you choose “no” or choose not to make any elections, your option grants will remain outstanding and under their existing terms and conditions. The decision to participate in the program is yours. You are free to not participate in the program if you so choose.

If you are not able to submit your election electronically, you must complete and sign a paper election form for all of your Eligible Options and deliver or fax your election form to the Stock Administration department. The fax number is (408) 486-2577. To obtain a paper election form, please contact NVIDIA’s Stock Administration at the email address and telephone number listed below. The form is also available on the Stock Administration intranet site (NVINFO->Finance->Stock Administration).

NVIDIA makes no recommendations as to whether or not you should participate in the stock option repurchase program. The decision to participate in this program is an individual one that should be based on a variety of factors, and you should consult your personal advisors about your financial or tax situation.

All questions about the program, or requests for assistance or additional copies of offering materials should be made by email to tenderoffer@nvidia.com or by calling (408) 486-2029.

Sincerely,

NVIDIA Corporation